

ERIC BURNEY · 3rd

Chief Executive Officer at Automatic USA

Manchester, Connecticut, United States · 471 connections ·

Contact info

Automatic USA

Franklin Pierce Colle

Experience

Chief Executive Officer
Automatic USA · Full-time
Jan 2020 – Present · 11 mos
Connecticut, United States

Signal Auto
6 yrs 5 mos


Founder
Self-employed
Jul 2014 – Present · 6 yrs 5 mos
Tolland, Connecticut, United States


Founder
Self-employed
Jul 2014 – Present · 6 yrs 5 mos
Tolland, Connecticut, United States

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Member

SIGNALENDING , LLC · Self-employed

Dec 2008 – Present · 12 yrs

Manchester, CT

Signalending, LLC. Is a auto lending company dealing with all credit types. We do both prime and non prime auto loans. We work with both independent and franchise dealers in CT, FL and NJ.

Auto Loan Portfolio Manager

IFS financial Services

Jun 2009 – Dec 2009 · 7 mos

Education



Franklin Pierce College

Bachelor of Arts (B.A.), Communication and Media Studies

1998 – 2002



